Exhibit 99.7

NICE Actimize Launches Compliancentral, Industry’s First End-to-End
Communications and Trade Compliance Platform

The new cloud-based platform empowers firms to know more and risk less by capturing and surveilling complete communication, trade and behavioral data to reveal hidden conduct risk

Hoboken, N.J., September 20, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced the launch of Compliancentral, a cloud-based, end-to-end communications monitoring and trade compliance platform for financial services firms. NICE Actimize’s Compliancentral helps buy-side, sell-side, online trading platforms, as well as insurance and wealth management firms, capture and holistically analyze all types of employee communications, along with trade and behavioral data, to uncover hidden conduct risk.

Whether through traditional telephony channels, or over Microsoft Teams, Cisco Webex, Zoom, WhatsApp and more, NICE Actimize’s Compliancentral platform captures, retains and monitors all employee communications. Leveraging NICE Actimize’s industry-leading compliance solutions, NTR-X Compliance Recording and SURVEIL-X Holistic Conduct Surveillance, Compliancentral unifies communications capture, archiving and surveillance into a single, robust cloud compliance platform, thereby eliminating costly integrations and ensuring interoperability.

Chris Wooten, Executive Vice President, NICE, said, “With Compliancentral, firms can build a culture of good behavior, comply with global regulations, and ensure that regulated employees are playing by the rules. Our complete solution and unmatched capabilities in compliance recording and trade and communications surveillance empowers firms to shine the brightest light on employee misconduct, by capturing and holistically analyzing every type of regulated communication, along with trades and a treasure trove of other data. With the introduction of Compliancentral, we’re excited to continue to drive our mission forward of helping firms know more and risk less.”

Eliminates Costly Integration
According to a NICE Actimize survey of financial institutions, 60% of firms are not monitoring newer communication channels, including Microsoft Teams, Bloomberg Chat, Zoom and WhatsApp. As a result, many firms are being levied fines as large as $200 million due to record keeping and surveillance lapses.
Aligned with that trend, regulators and financial services firms around the world are placing a greater focus on misconduct, as evidenced by growing fines and personal liability for senior managers. And with the proliferation of data, growing misconduct has become harder to find.

Addressing these challenges, the Compliancentral platform also eliminates costly integration issues while bringing communications capture and surveillance closer together. Communications can be analyzed in near-real-time to detect and address conduct issues faster. Additionally, the Compliancentral platform uncovers hidden conduct risks by using AI and advanced analytics to correlate employees’ actions (trades and behavioral data) with their communications patterns and activities by merging trade, communications, and behavioral data into a single case management solution for more accurate and effective conduct risk monitoring and investigation.

NICE Actimize’s Compliancentral provides APIs and out of the box connectors to make integration to new data sources seamless and easy, ensuring an open and future-proof solution. Firms can also buy what they need today and add new capabilities as they go. This approach ensures ease of deployment and lowers total cost of ownership through a cloud-based platform.

To learn more about Compliancentral:
•	Visit the NICE Actimize website by clicking here.
•	Email compliance@niceactimize.com for more information.
•	To register for the webinar “Introducing Compliancentral: The First End-to-End Communications & Trade Compliance Platform,” please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.